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                      [LETTERHEAD OF MINTZ & PARTNERS LLP]

                                                                   Exhibit 99.64

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in this Registration Statement on Form 40-F of Points International Ltd. of our report dated February 16, 2005 relating to the consolidated financial statements for the years ended December 31, 2004 and 2003, our report dated March 4, 2004 relating to the consolidated financial statements for the years ended December 31, 2003 and 2002 and our report dated August 23, 2005 relating to the supplemental note entitled "Canadian and United States Accounting Policy Differences", which appears in this Registration Statement.

/s/ Mintz & Partners LLP
Chartered Accountants
Toronto, Canada
August 23, 2005